Press release

ADR FILE NR 82-2876

SUPPL

Date August 8, 2006

VNU NAMES MARCHESANO TO HEAD TRANSFORMATION PROGRAM

Krakoff to Succeed Marchesano as Head of VNU Business Media USA
Company Appoints Additional 'Project Forward' Team Leaders

Haarlem, the Netherlands – VNU Group B.V., a leading global information and media company, today named Michael Marchesano to the new position of executive vice president and chief transformation officer, responsible for leading the company's Project Forward business transformation program. In his new role, Marchesano will report to Rob Ruijter, CFO and interim CEO of VNU.

Project Forward is a far-reaching, three-year program designed to further reduce costs, enhance margins and more effectively leverage VNU's resources to improve its competitive position and fund future growth.

"We are very pleased to have Mike take on this important role within VNU and drive a program that is crucial to our future success," said Ruijter. "Mike is an outstanding leader with demonstrated experience in achieving wide-scale cost efficiencies. In his former role as head of VNU Business Media USA, he continued to grow margins in our trade publications business despite a sluggish advertising economy, while continuing to innovate and transition to a new business model to generate future growth."

Marchesano joined VNU in August 1999 as president of Bill Communications. In June 2001, he was named president and CEO of VNU Business Media USA, responsible for VNU's portfolio of business publications and trade shows. Prior to joining VNU, Marchesano spent 22 years with BPA International, the primary global auditor of business publications, rising to the position of president and CEO in 1994.

Krakoff to Lead VNU Business Media USA

VNU also announced today that Robert L. Krakoff, a long-time media and publishing industry executive, will succeed Marchesano as president and CEO of VNU Business Media USA.

Krakoff is currently chairman and CEO of Blantyre Partners, Inc., a media industry consulting firm. From 1996 to 2004, he was chairman and CEO of Advanstar, Inc., parent to Advanstar Communications, a leading business magazine publisher, trade show producer and database and direct marketing services provider. Before that, Krakoff spent 23 years with Reed Elsevier plc, a leading international publisher and information provider, where he served as vice chairman of Reed Elsevier USA, a director of Reed Elsevier plc, and chairman and CEO of Cahners Publishing Company.

VNU Group B.V. / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com

Press release

"Bob Krakoff brings an outstanding track record of leadership and vast experience in the publishing and media industries to his new role as head of VNU Business Media USA," said Ruijter. "We are delighted to have him join the company, and we look forward to the many contributions he will make to the future growth and success of our publishing and trade show business."

Other Project Forward Appointments

As part of Project Forward, VNU is forming corporate centers of excellence to streamline and standardize processes and drive greater efficiency and effectiveness across a number of key corporate functions, including Finance, Human Resources and Information Technology. Additional teams are being formed to drive global business process improvements in such areas as real estate, facilities management, outsourcing and purchasing. To lead these initiatives, VNU also announced today the following appointments to the Project Forward leadership team:

- Greg Anderson, executive vice president and chief human resources officer of VNU, has been named to lead the Human Resources transformation initiative;

- David Berger, senior vice president and corporate controller of VNU, has been named to lead the Finance transformation initiative;

- Mary Gendron, formerly senior vice president and chief technology officer of ACNielsen U.S., has been named to the new position of senior vice president – IT Infrastructure Shared Services for VNU, to lead the IT transformation initiative;

- Peter Gersky, formerly vice president and North American treasurer for VNU, has been named to the new position of senior vice president, Global Procurement for VNU, responsible for the global purchasing initiative;

- And Karen LaPak, vice president of Corporate Real Estate Services for VNU, has been named to lead the global real estate and facilities management initiative.

About VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media information (Nielsen Media Research), business publications (Billboard, The Hollywood Reporter, Computing, Intermediair) and trade shows. The privately held company is active in more than 100 countries, with headquarters in Haarlem, the Netherlands, and New York, USA. VNU employs nearly 41,000 people and had total revenues of EUR 3.5 billion in 2005. For more information, visit www.vnu.com.

Press contact	Will Thoretz	New York	+1 646 654 8133
Investor Relations	Peter Wortel	Haarlem	+31 23 546 36 92